FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenues:		
Concessions - DPP		$ 460,534
Due diligence fees		70,990
Marketing allowance		536
Interest		528
Other income		-
Total revenues		532,588
Operating expenses:		
Salaries and commissions	$ 396,330	
Professional fees	23,661	
Payroll taxes	10,340	
Regulatory assessments	12,416	
SIPC assessments	870	
Overhead reimbursement	28,980	
Other	1,798	
Total expenses		474,395
Income before income taxes		58,193
Income taxes		3,573
Net Income		$ 54,620

The accompanying notes are an integral part of these financial statements.